[redacted]

10027533

SEC Mail Processing Section

FEB 26 2010

Washington, DC 110

BD 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Wheeler Road, 4th Floor (South)
(No. and Street)

Burlington	MA	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Grant 781-418-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

350 Massachusetts Avenue	Cambridge	MA	02139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/9

OATH OR AFFIRMATION

I, Jamie Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERRY GOLD[illegible]
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 2, 2015

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplementary Information

Mirus Securities, Inc.

December 31, 2009 and 2008

MIRUS SECURITIES, INC.

Financial Statements
and Supplementary Information

Table of Contents

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Independent Auditors' Report

To the Board of Directors and Shareholder
of Mirus Securities, Inc.

We have audited the accompanying statements of financial condition of Mirus Securities, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17-a5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

February 22, 2010
Cambridge, Massachusetts

MIRUS SECURITIES, INC.

Statements of Financial Condition

		December 31, 2009		December 31, 2008
Assets				
Current assets:				
Cash	$	82,026	$	81,792
Accounts receivable		20,233		9,580
Prepaid expenses		-		150
Total assets	$	**102,259**	$	**91,522**
Liabilities and Stockholder's Equity				
Liabilities:				
Accounts payable and accrued expenses	$	2,000	$	525
Due to related party		-		1,022
Total liabilities		**2,000**		**1,547**
Stockholder's equity:				
Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares; issued and outstanding 100 shares		100		100
Additional paid-in capital		21,146		21,146
Retained earnings		79,013		68,729
Total stockholder's equity		**100,259**		**89,975**
Total liabilities and stockholder's equity	$	**102,259**	$	**91,522**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statements of Operations

	Years Ended December 31, 2009	*2008*
Revenues	**$ 237,264**	**$ 357,163**
Operating expenses:		
Consulting fees	207,295	334,497
Management fees	8,432	3,983
Regulatory fees	2,127	2,645
Other expenses	8,670	8,361
Total operating expenses	**226,524**	**349,486**
Income before provision for income taxes	**10,740**	**7,677**
Income tax expense	456	456
Net income	**$ 10,284**	**$ 7,221**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2009 and 2008

	Common Stock	*Additional Paid-in Capital*	*Retained Earnings*	*Total Stockholder's Equity*
Stockholder's equity at January 1, 2008	**$ 100**	**$ 21,146**	**$ 61,508**	**$ 82,754**
Net income	-	-	7,221	7,221
Stockholder's equity at December 31, 2008	**100**	**21,146**	**68,729**	**89,975**
Net income	-	-	10,284	10,284
Stockholder's equity at December 31, 2009	**$ 100**	**$ 21,146**	**$ 79,013**	**$ 100,259**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statements of Cash Flows

		Years Ended December 31,	
		2009	*2008*
Cash flows from operating activities:			
Net income	$	10,284	$ 7,221
Adjustments to reconcile net income to net cash provided by operating activities:			
Prepaid expense		150	(150)
Accounts receivable		(10,653)	(415)
Accounts payable and accrued expenses		1,475	69
Due to related party		(1,022)	1,022
Net cash provided by operating activities		**234**	**7,747**
Cash, beginning of year		81,792	74,045
Cash, end of year	**$**	**82,026**	**$ 81,792**

See accompanying notes to the financial statements.

Note 1 - Summary of Significant Accounting Policies

Description of Business

Mirus Securities, Inc. (the "Company") was incorporated as a Massachusetts business in May 1998. The Company acts as a broker-dealer engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers.

The Company is a wholly owned subsidiary of Mirus Capital Advisors, Inc. (Advisors) that provides investment-banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year. The Company reimburses Advisors for expenses and services expended on behalf of its clients (see note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts.

Client Fees Receivable

Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investment banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable is reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2009 and 2008, there were $20,233 and $9,580 outstanding receivables, respectively. Management believes all amounts are collectible at December 31, 2009.

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Accomplishment fee income and related expenses for transactions are recognized on the settlement date, which is generally the trade execution date. There would be no material effect on the financial statement if trade execution date instead of settlement date were used.

Consulting fees are billed to customers on a monthly basis and recognized as revenue as the services are performed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes

The Company files its federal tax return on a combined basis with its parent and with the consent of Advisors stockholders, will be taxed under sections of federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits. State minimum fees paid during each of the years ended December 31, 2009 and 2008 amounted to $456.

Fair Value of Financial Instruments

The Company adopted accounting standards relative to fair value measurements for investments maintained by the Company, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date. The type of investments generally included in this category includes listed equities and mutual funds.

Level II – are inputs (other than quoted prices in active markets included within level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds, less liquid and restricted equity securities, and certain over-the-counter derivatives.

Note 1 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (Continued)

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value require significant management judgment or estimation. Investments which are generally included in this category may include private equity funds, hedge funds, partnerships and limited liability companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

Subsequent Events

The Company evaluated subsequent events through February 22, 2010, the date the financial statements were authorized to be issued.

Note 2 - Related Party Transactions

During 2009 and 2008, the Company paid Advisors $208,000 and $335,000, respectively, for investment banking, consulting, and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services. There is no payment due to Advisors at December 31, 2009.

Note 3 - Net Minimum Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2009, the Company had net capital and net capital requirements of $80,026 and $5,000, respectively.

The Company's aggregate indebtedness to net capital ratio was 0.2 to 1.

Note - 4 Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Supplementary Information

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Shareholder
of Mirus Securities, Inc.

We have audited the financial statements of Mirus Securities, Inc. as of December 31, 2009. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

February 22, 2010
Cambridge, Massachusetts

MIRUS SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

Schedule I

December 31, 2009

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Mirus Securities, Inc. had the following Excess Net Capital at December 31, 2009:

Total stockholder's equity from the statement of financial condition	$	**100,259**
Deductions:		
Non-allowable assets		(20,233)
Net capital before haircuts on securities positions		**80,026**
Haircuts on securities:		
Trading and investment securities		-
Net capital		**80,026**
Aggregate indebtedness:		
Included in statement of financial condition		
Accounts payable and accrued expenses		2,000
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Capital in excess of minimum requirement	$	**75,026**
Ratio, aggregate indebtedness to net capital		0.02

MIRUS SECURITIES, INC.

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital With That of the Registrant as Filed in Part IIA of Form X-17A-5

Schedule II

December 31, 2009

Aggregate Indebtedness

There were no material adjustments to the aggregate indebtedness calculation.

Net Capital

There were no material adjustments to the net capital calculation.

MIRUS SECURITIES, INC.

Statement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

Schedule III

December 31, 2009

As described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph K(2)(i) of the rule.

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Independent Auditor's Report on Compliance and Internal Accounting Control Required by SEC Rule 17a-5 Pursuant to Rule 15c3-3 Exemption

To the Board of Directors and Shareholder
of Mirus Securities, Inc.

In planning and performing our audit of the financial statements of Mirus Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MHM

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 22, 2010
Cambridge, Massachusetts

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com